     As filed with the Securities and Exchange Commission on August 6, 1996
                                                       Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                             ______________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ______________________

                              CASINO AMERICA, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                                             41-1659606
(State of incorporation)                                  (I.R.S. Employer
                                                       Identification Number)

                              711 Washington Loop
                           Biloxi, Mississippi 39530
                                 (601) 436-7000
  (Address, including zip code, and telephone number, including area code, of principal executive offices)

                                Allan B. Solomon
                  Executive Vice President and General Counsel
                         2200 Corporate Boulevard, N.W.
                           Boca Raton, Florida 33431
                                 (407) 995-6660
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ____________________________

                                   Copies to:
                                 Paul W. Theiss
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois  60603

     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                 CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                 PROPOSED             PROPOSED
                                                AMOUNT           MAXIMUM              MAXIMUM           AMOUNT OF
  TITLE OF EACH CLASS OF                        TO BE         OFFERING PRICE         AGGREGATE        REGISTRATION
     SECURITIES TO BE REGISTERED              REGISTERED       PER SHARE (1)      OFFERING PRICE (1)       FEE
- ------------------------------------------------------------------------------------------------------------------
Common Stock par value $0.01 per share     3,583,334 shares       $21,500,004       $21,500,004        $7,413.79
==================================================================================================================
(1)  Estimated solely for purposes of determining the registration fee.

                          ____________________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED August 6, 1996

                               3,583,334 Shares

                             Casino America, Inc.
                                 Common Stock
                          (par value $0.01 per share)
                            _______________________


          The 3,583,334 shares (the "Shares") of common stock, par value $0.01 (the "Common Stock"), of Casino America, Inc. (the "Company") offered hereby consist of (i) 1,850,000 shares of Common Stock issued to Crown Casino Corporation ("Crown Casino") on May 3, 1996 in connection with the SCGC Acquisition (as herein defined) (the "Crown Casino Shares"), (ii) 833,334 shares of Common Stock issuable to Crown Casino in the event of the exercise by Crown Casino of two Warrants to Purchase Common Stock held by Crown Casino (the "Crown Casino Warrant Shares"), and (iii) 900,000 shares of Common Stock issuable to various individuals either presently or formerly affiliated with the Edward J. DeBartolo Corporation (the "DeBartolo Warrantholders," and collectively with Crown Casino, the "Selling Stockholders") in the event of the exercise by the DeBartolo Warrantholders of six Warrants to purchase Common Stock held by them (the "DeBartolo Warrant Shares"). The Shares are being sold for the account of the Selling Stockholders, and the Company will not receive any proceeds from the sale of the Shares.

          The Selling Stockholders have advised the Company that they may from time to time offer and sell the Shares on the Nasdaq National Stock Market or otherwise at market prices then prevailing or at prices and upon terms then obtainable. Sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act") or otherwise. Expenses of registering the Shares for sale will be paid as set forth in "Plan of Distribution" on page 13.

          On August 2, 1996, the last reported sale price of the Common Stock on the Nasdaq National Stock Market was $7.375 per share.

          See "Risk Factors" beginning on page 6 for certain information that should be considered relating to an investment in the Common Stock.



                               ________________



         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


                            ______________________



                  The date of this Prospectus is  _____, 1996

     No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities covered by this Prospectus in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048 and at the Commission's World Wide Web site at http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.

                           INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference (File No. 0-20030):

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1996.

     (2) The Company's Current Report on Form 8-K, dated May 17, 1996 (as amended by amendments thereto dated June 4, 1996 and June 28, 1996) (Date of earliest event reported: May 3, 1996).

     (3) The Company's Current Report on Form 8-K, dated July 3, 1996 (Date of earliest event reported: July 3, 1996).

     (4) The Company's Current Report on Form 8-K, dated July 24, 1996 (Date of earliest event reported: July 12, 1996).

     Also incorporated by reference are the financial statements of St. Charles Gaming Corporation, Inc., included in the Company's prospectus dated August 1, 1996 filed pursuant to Rule 424(b)(1).

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Casino America, Inc. at its principal executive offices, 711 Washington Loop, Biloxi, Mississippi 39530,
Attention: Chief Financial Officer (telephone number (601) 436-7000).

                                  THE COMPANY

     Casino America, Inc. is a leading developer, owner and operator of dockside and riverboat casinos and related facilities in the United States. All of the Company's properties are based on a tropical island theme and operate under the "Isle of Capri Casino" name. The Company currently owns and operates dockside casinos in Biloxi and Vicksburg, Mississippi (the "Isle-Biloxi" and the "Isle-Vicksburg"), a dockside riverboat casino in Bossier City, Louisiana (the "Isle-Bossier City") and two riverboat casinos and related facilities and amenities on a site one mile from Lake Charles, Louisiana (the "Isle-Lake Charles"). The Company's 50% partner in Louisiana Riverboat Gaming Partnership ("LRGP") beneficially owns 50% of the Isle-Bossier City and 25% of one of the two riverboats at the Isle-Lake Charles. On July 2, 1996, the Company entered into an agreement to purchase its partner's interest in LRGP. See "Recent Developments-- LRGP Acquisition." The other riverboat at the Isle-Lake Charles (the "Grand Palais Riverboat") began operations on July 12, 1996 as part of a two-riverboat operation at the site of the Isle-Lake Charles in July 1996. Shreveport/Bossier City is currently the closest casino gaming market to the Dallas/Ft. Worth, Texas metropolitan area. Lake Charles is currently the closest casino gaming market to the Houston, Texas metropolitan area. The Company also owns and operates Pompano Park, a harness racing track in Pompano Beach, Florida, midway between Miami and West Palm Beach off of Interstate 95.

     The address of the principal executive office of the Company is 711 Washington Loop, Biloxi, Mississippi 39530, and the telephone number of the Company is (601) 436-7000.


Recent Developments

     LRGP Acquisition

     On July 2, 1996, the Company agreed to acquire the remaining 50% interest in LRGP held by Louisiana River Site Development, Inc. ("LRSD"). The consideration for the LRGP Acquisition will be (i) $85 million in cash payable at closing, (ii) five-year warrants to purchase 500,000 shares of the Company's Common Stock at an exercise price of $10.50 per share delivered at closing and
(iii) $1.5 million per year for seven years, payable monthly beginning on October 1, 1998. The Company escrowed 625,000 shares of Common Stock
(for which the Company has the right to substitute $5 million in cash), some or all of which will be forfeited if the Company does not fulfill its obligation to close the transaction by October 1, 1996, as such date may be extended. The Company has the right to extend the deadline to December 1, 1996, provided that it pays to LRSD its 50% share of LRGP's net income for the period from and after October 1, 1996 until closing or termination, plus $166,667 per month. The Company expects that the LRGP Acquisition will be consummated concurrently with the Debt Offering (as defined) on or about August 6, 1996.

     Hotel Joint Venture

     On June 18, 1996, the Company entered into a letter of intent to form a joint venture (the "Hotel Joint Venture") with H.I. Development Corporation, an experienced developer of hotel properties, and certain of its affiliates ("H.I. Development"). The purpose of the Hotel Joint Venture will be to develop, own and operate hotel properties adjacent to the Isle-Bossier City and the Isle-Lake Charles and, in the event the Company elects to develop a casino there, in Cripple Creek, Colorado. The letter of intent provides that the Company and H.I. Development will each contribute approximately $10 million in assets to the Hotel Joint Venture. The Company's contribution is expected to consist of cash, certain land or other property. There can be no assurance that the Company will consumate the transactions contemplated by the letter of intent with H.I. Development.


  Grand Palais Acquisition

   On May 3, 1996, the Company purchased all of the outstanding common stock of Grand Palais Riverboat, Inc. ("GPRI") in a bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code (the "GPRI Acquisition"). GPRI owns the Grand Palais Riverboats, gaming equipment, certain other furniture, fixtures and equipment, all necessary gaming licenses issued by the State of Louisiana and other permits and authorizations. The aggregate consideration paid by the Company in connection with the Grand Palais Acquisition was approximately $62.4 million, consisting of approximately $8.4 million in cash, approximately $37.9 million in promissory notes and assumed indebtedness and 2,250,000 shares of Common Stock and five-year warrants to purchase an additional 500,000 shares of Common Stock at an exercise price of $10.00 per share.

  The Company operates the Grand Palais Riverboat as part of a two-riverboat operation sharing a single land-based facility, managed by the Company's management subsidiary. Because the Company owns 100% of the Grand Palais Riverboat and owns 75% of the other riverboat at the Isle-Lake Charles (of which a 25% interest is owned through the Company's interest in LRGP) pending the consummation of the LRGP Acquisition, the Company and its partner in LRGP have agreed to a joint operating arrangement for the two riverboats that effectively pools revenues and expenses for the two riverboats. The Company has agreed with the State of Louisiana to hold the excess cash flow (as defined in such agreement) generated by GPRI during its first six months of operation in a special escrow account.

  SCGC Acquisition

  On May 3, 1996, the Company purchased from Crown Casino the remaining 50% interest in SCGC (the other 50% of which is owned by LRGP), in exchange for 1,850,000 shares of Common Stock, a five-year warrant to purchase an additional 416,667 shares of Common Stock at an exercise price of $12.00 per share ("the New Crown Warrant") and the restructuring of certain indebtedness owed to Crown Casino (the "SCGC Acquisition").

  Goldstein Family Equity Purchase and Rights Offering

  On March 11, 1996, the Company sold an aggregate of 1,020,940 shares of its Common Stock, at a price of $5.875 per share, to Bernard Goldstein, the Chairman and Chief Executive Officer of the Company, and three members of his family (the "Goldstein Family Equity Purchase"). Proceeds from the sale totaled approximately $6.0 million. A portion of the proceeds was used to retire approximately $1.6 million in loans payable to Mr. Goldstein and a related party, which amount includes accrued interest.

  In connection with the Goldstein Family Equity Purchase, the Company issued to its shareholders (other than those shareholders participating in the Goldstein Family Equity Purchase), and certain other of its security-holders, rights ("Rights") to purchase up to 4,296,085 shares of Common Stock (pursuant to a registration statement declared effective by the Commission on July 2, 1996) at the same price, and in the same pro rata amount, as shares purchased in the Goldstein Family Equity Purchase (the "Rights Offering"). The Rights expired on July 26, 1996 (except with respect to certain Rights exercisable by Crown Casino, as to which the Company has agreed to an extended exercise period). As of the close of business on August 5, 1996, 3,079,980 shares of Common Stock were expected to be issued in connection with the Rights Offering (including 684,786 Rights exercisable by Crown Casino, as to which Crown Casino has informed the Company of its intent to exercise such Rights Concurrently with the consummation of the Debt Offering (as defined below)), resulting in net proceeds of approximately $18.1 million.

  Proposed Refinancing

  On July 3, 1996, the Company filed a registration statement with the Commission relating to the proposed issuance by the Company of $300 million of Senior Secured Notes due 2003 (the "Debt Offering"). On August 1, 1996, the Company announced the pricing of the Debt Offering with the Notes to bear interest at 12 1/2%, and increased the size of the offering to $315 million; the Debt Offering is expected to close on or about August 6, 1996. The proceeds of the Debt Offering, if it is consummated, are expected to be used for the purposes set forth in such registration statement, including to refinance the Company's outstanding 11 1/2% First Mortgage Notes due 2001 (the "First Mortgage Notes") and to finance the LRGP Acquisition. There can be no assurance that the Debt Offering (and therefore the LRGP Acquisition) will be completed, or that the Debt Offering will be consummated on terms favorable to the Company.

First Mortgage Notes Retirement

     The defeasance provisions of the indenture governing the First Mortgage Notes (the "First Mortgage Notes Indenture") were amended (the "Amendment") on July 26, 1996 to allow the Company to effect a defeasance or covenant defeasance of the First Mortgage Notes concurrently with the closing of the Debt Offering by depositing in trust (with the First Mortgage Notes trustee) proceeds therefrom sufficient to repay the First Mortgage Notes outstanding, which deposit would result in a release of the security interest in collateral securing the First Mortgage Notes. The Amendment became effective on July 26, 1996, but will become null if the Company has not consummated the First Mortgage Notes Retirement prior to 5:00 p.m., New York City time, on August 23, 1996. The Company has entered into agreements for the purchase of the First Mortgage Notes held by certain holders and may contact other holders of First Mortgage Notes for the purpose of entering into similar agreements. Concurrently with the closing of the Debt Offering, the Company intends to consummate each agreement to purchase First Mortgage Notes and to effect a covenant defeasance of any of the First Mortgage Notes not so purchased (the "First Mortgage Notes Retirement"). Completion of the First Mortgage Notes Retirement is subject to certain conditions, including, but not limited to, consummation of the Debt Offering. The consummation of the Debt Offering is subject to the consummation of the First Mortgage Notes Retirement. The total cost to effect the First Mortgage Notes Retirement is expected to be approximately $116.5 million.

                                  RISK FACTORS

  Prospective purchasers should consider carefully the following factors, together with other information contained in this Prospectus, in evaluating an investment in the Common Stock.


LOCAL OPTION REFERENDUM REGARDING CONTINUATION OF LEGALIZED GAMING IN LOUISIANA

  On April 19, 1996, the Louisiana legislature approved legislation mandating local option elections on a parish-by-parish basis to determine whether to prohibit or continue to permit three individual forms of gaming in Louisiana. The referendum is scheduled to be brought before the Louisiana voters on a parish-by-parish basis at the time of the 1996 presidential election and will determine whether each of the following forms of gaming will be prohibited or permitted: (i) the operation of video draw poker devices in each parish; (ii) the conduct of riverboat gaming in each parish that is contiguous to a statutorily designated river or waterway; or (iii) the conduct of land-based casino gaming operations in Orleans Parish. Accordingly, on November 5, 1996, it is expected that voters in Bossier Parish (the site of the Isle-Bossier City) and Calcasieu Parish (the site of the Isle-Lake Charles) will be voting "yes" or "no" on the following proposition (and in appropriate parishes as to similar propositions regarding land-based casino gaming and video draw poker devices): "Within [name of parish], shall riverboat gaming activities be permitted?"

  The legislation requires a majority of the votes cast on such proposition to be cast in favor of a particular form of gaming in order to continue that form of gaming in the affected parish. Accordingly, the continuation of gaming activities at the Isle-Bossier City requires such approval from a majority of voters in Bossier Parish voting on such proposition and the continuation of gaming activities at the Isle-Lake Charles requires such approval from a majority of voters in Calcasieu Parish voting on such proposition. In the event that the riverboat gaming proposition is defeated in a parish, the legislation permits a licensee operating therein to continue operations in that parish through the expiration of its current license. The current license of the Isle-Bossier City expires in December 1998, and the two licenses of the Isle-Lake Charles expire in March 1999 and May 2001, respectively. Alternatively, a licensee operating in a parish where riverboat gaming is defeated may seek permission to relocate its vessel and license to a parish where the continuation of riverboat gaming has been approved, if any (excluding certain portions of Lake Ponchartrain).

  The discontinuation of riverboat gaming in Bossier Parish or Calcasieu Parish would have a material adverse effect on the Company and may affect the ability of the Company to make interest payments on its indebtedness when due or repay the principal thereof on its maturity date and may have a material adverse effect on the price of the Common Stock. In the event that the continuation of riverboat gaming is not approved in the November 5, 1996 election in either Bossier Parish or Calcasieu Parish, there can be no assurance that the Company will be able to obtain the necessary approvals to relocate its riverboat gaming facilities at the Isle-Bossier City or the Isle-Lake Charles, as the case may be, to parishes where the continuation of riverboat gaming was approved, or that any such relocation will be cost-effective for the Company. In addition, in the event that the continuation of riverboat gaming is approved in Bossier Parish or Calcasieu Parish, but not in another parish where riverboat gaming is presently conducted, licensees presently conducting riverboat gaming in such parishes may seek to relocate their operations to Bossier Parish or Calcasieu Parish, leading to increased competition for the Company. See "--Competition."

VOLATILITY OF STOCK PRICE

  The trading price of the Common Stock has been and could continue to be subject to wide fluctuations, based upon, among other things, quarter-to-quarter variations in the Company's operating results, the success or failure of the Company's efforts to expand into additional venues and investor opinions with respect to the gaming industry. The market prices of securities of companies whose future operating results are highly dependent on specific developments such as the passage or defeat of particular legislation are often particularly volatile, such as that described above under ''Local Option Referendum Regarding Continuation of Legalized Gaming in Louisiana.'' In addition, the stock market generally, and the gaming industry in particular, have experienced extreme price and volume fluctuations, in a manner which has often been unrelated to the operating performances of individual companies. A shift in investor interest away from gaming industry stocks could adversely affect the trading price of the Common Stock in a manner unrelated to the Company's operating performance. See ''Description of Capital Stock--Common Stock Market Price Information.''


COMPETITION

  General.   Competition in the gaming industry is intense in the markets where the Company operates gaming facilities. As new gaming opportunities arise in existing gaming jurisdictions, in new gaming jurisdictions and on Indian-owned lands, new or expanded operations by others can be expected to increase competition for the Company's existing and future operations and could limit new opportunities for the Company or result in the saturation of certain gaming markets. Casino gaming does not have a long operating history in the jurisdictions where the Company operates gaming facilities and, therefore, the effects of competition in these jurisdictions cannot be predicted with any degree of certainty. Many of the Company's competitors have more gaming industry experience, are larger and have greater financial resources than the Company. As a result, increased competition could have a material adverse effect on the Company.

  Bossier City Operations. The Isle-Bossier City is one of three comparably sized gaming facilities currently licensed and operating in the Shreveport/Bossier City market, all of which opened between April and July 1994 and each of which has comparable amenities. The Isle-Bossier City will face increased competition from existing competitors to the extent that they add to or enhance existing amenities. In that regard, Binion's Horseshoe Casino recently broke ground on a 606-room all suites hotel at its dockside riverboat casino location in Bossier City. In addition to existing competition, the granting of additional gaming licenses in the Shreveport/Bossier City market or the relocation of existing licenses to that market from elsewhere in the State of Louisiana would increase competition for the Isle-Bossier City. In that regard, Casino Magic Corp. was recently granted a license to operate a gaming facility in the Shreveport/Bossier City market, which facility is to be located less than 1/2 mile from the site of the Isle-Bossier City. In addition, the Company believes that Binion's Horseshoe Casino will seek approval to obtain a license to operate an additional dockside riverboat casino at its existing site, making it likely in management's opinion that at least a fifth dockside riverboat casino (operated by Binion's Horseshoe Casino or another operator) eventually will be operating in the Shreveport/Bossier City market, where only three currently operate. Moreover, the legalization of casino gaming in Texas would have a material adverse effect on the Isle-Bossier City.

  Lake Charles Operations. The Isle-Lake Charles is one of two riverboat gaming facilities operating in the Lake Charles, Louisiana market. The Isle-Lake Charles' riverboat competitor, Players International, operates two riverboats and a 134-room hotel facility from a single location in the City of Lake Charles approximately two miles from the site of the Isle-Lake Charles. In addition, a land-based, Indian-owned casino with approximately 68,500 square feet of gaming space is operating in Kinder, Louisiana, approximately 35 miles to the northeast of the Isle-Lake Charles. Riverboats in the Lake Charles market are subject to cruising requirements, which makes a land-based casino more desirable to many gaming customers. Players International and the Company each hold two gaming licenses and operate two riverboats from a single facility. (Louisiana, unlike certain other jurisdictions, does not permit license holders to operate a second boat out of the same location without a gaming license for each boat.) However, because of a limited operating history at the Isle-Lake Charles with a temporary land-based pavilion and because, prior to July 12, 1996, only one riverboat operated at the site of the Isle-Lake Charles, the Company's expectations regarding such operation are not based on historical operating results. In addition to existing competition, the granting of additional gaming licenses in the Lake Charles market or the relocation of existing licenses from elsewhere in the State of Louisiana to that market would increase competition for the Isle-Lake Charles. Moreover, the legalization of casino gaming in Texas would have a material adverse effect on the Isle-Lake Charles.
See "--Legislative and Regulatory Considerations."

  Biloxi Operations.   Twelve gaming facilities (including the Isle-Biloxi),
with an aggregate of approximately 560,000 square feet of casino floor space, are located along the Mississippi Gulf Coast. Eight facilities are located in Biloxi and collectively account for approximately 360,000 square feet of casino floor space. Two of the other four facilities are located in Gulfport, approximately 10 miles from Biloxi, and the other two are located in Bay St. Louis and Lakeshore (the gaming operations of such casino have been temporarily suspended as of July 16, 1996), each approximately 30 miles from Biloxi. Because Mississippi law does not limit the number of gaming licenses that may be granted, there may be increases in the number of gaming facilities along the Mississippi Gulf Coast and the surrounding areas, which could have a material adverse effect on the Isle-Biloxi. In addition, the Company believes that many of its competitors will add to or enhance their existing amenities and new competitors will enter the Mississippi Gulf Coast market. Mirage Resorts, Inc. has announced plans and received a gaming license to open a ''Golden Nugget'' casino and resort complex in Biloxi, at a site approximately two miles from the Isle-Biloxi, in late 1997. In addition, an ''Imperial Palace'' casino is currently being built and will be located on the Back Bay in Biloxi, approximately three miles from the Isle-Biloxi. Both such developments are expected to include substantial hotel facilities. Certain existing and future competitors have more extensive financial resources than does the Company. Intense competition on the Mississippi Gulf Coast has contributed to the closure of two gaming facilities (and the temporary closure of a third) in that area and two others are operating under bankruptcy protection. In addition, the legalization of casino gaming in Alabama would increase competition for, and could have a material adverse effect on, the Isle-Biloxi.

  Vicksburg Operations.   The Isle-Vicksburg is one of four gaming facilities
currently operating an aggregate of approximately 105,000 square feet of casino floor space in the Vicksburg area. The Isle-Vicksburg is the second largest casino in the Vicksburg area. Two competitors have hotels at their site and the competitor closest to the Isle-Vicksburg has a hotel within 1/2 mile of its casino. (The Isle-Vicksburg does not contain a hotel, but operates a 67-space recreational vehicle park located 1/2 mile from its facilities.) Other local casino competition includes one gaming facility in Natchez, Mississippi (approximately 60 miles south of Vicksburg and 80 miles southwest of Jackson); two gaming facilities in Greenville, Mississippi, with another under construction (approximately 80 miles north of Vicksburg and 90 miles northwest of Jackson); and a land-based, Indian-owned casino near Philadelphia, Mississippi (approximately 115 miles northeast of Vicksburg and 70 miles northeast of Jackson). Because Mississippi does not limit the number of gaming licenses that may be granted, there may be increases in the number of gaming facilities in Vicksburg and elsewhere in counties bordering the Mississippi River, which could have a material adverse effect on the Isle-Vicksburg. While the Mississippi statutes specify that gaming may only be held on the Mississippi River and on navigable waters within counties bordering the Mississippi River, several controversies have arisen concerning the exact permissible locations of casinos within this statutory language. Specifically, there have been several attempts to expand gaming as far east of the Mississippi River as possible, including a recent request for the Mississippi Gaming Commission to consider approving the location of a casino on the eastern border of Warren County. It is likely that these controversies and efforts to expand gaming east of the Mississippi River will continue. In the event sites are approved in the eastern part of Warren County, in which the Isle-Vicksburg is located, the Isle-Vicksburg could be adversely affected.

LEVERAGE AND DEBT SERVICE

  The ability of the Company to meet its debt service requirements and engage in various significant corporate transactions that may be important to its business will be dependent upon its future operating performance, which is subject to financial, economic, competitive, regulatory and other factors affecting the Company, many of which are beyond the Company's control. While the Company expects that its cash flow from operations will be sufficient to cover its expenses, including interest expense, there can be no assurance with respect thereto. If the Company is unable to generate sufficient cash flow, it could be required to adopt one or more alternatives, such as reducing or delaying planned capital expenditures, selling assets, restructuring debt or obtaining additional capital. There can be no assurance that any of such alternatives will be feasible on satisfactory terms, and resorting to such alternatives could impair the Company's competitive position and reduce its future cash flow. In this regard, the Company anticipates that it will need to make significant capital expenditures with respect to its current operations in order for those facilities to remain competitive with existing and expected new competitors in those markets. The Indenture relating to the Company's outstanding First Mortgage Notes contains certain restrictions which may limit the Company's ability to incur indebtedness to make such capital expenditures. In addition, the highly leveraged position of the Company may adversely affect its ability to obtain additional financing to make investments in its current operations or to pursue future gaming opportunities. See "--Potential Need for Additional Financing."


LEGISLATIVE AND REGULATORY CONSIDERATIONS

  Texas and Alabama Legalization Risks.   Casino gaming is currently prohibited
in several jurisdictions adjacent to Louisiana and Mississippi. As a result, residents of these jurisdictions, principally Texas and Alabama, comprise a significant portion of the customers of the Isle-Bossier City and the Isle-Lake Charles (in the case of Texas) and the Isle-Biloxi (in the case of Alabama).

  Although casino gaming is not currently permitted in Texas and the Texas Attorney General has issued an opinion that gaming in Texas would require an amendment to the Texas Constitution, the Texas legislature has considered various proposals to authorize casino gaming. No gaming legislation was enacted in the most recent legislative session ended May 29, 1995. A constitutional amendment would require a two-thirds vote of those present and voting in each house of the Texas legislature and approval by the electorate in a referendum. The legalization of casino gaming in Texas at or near the primary market areas of the Isle-Bossier City or the Isle-Lake Charles, including the Dallas/Ft. Worth and Houston areas, would have a material adverse effect on the Company.

  Casino gaming is currently illegal in Alabama due to a constitutional prohibition against lotteries. Several attempts have been made to pass a resolution of the Alabama legislature providing for a statewide referendum on the repeal of the pertinent section of the Alabama Constitution prohibiting lotteries (and thereby gaming). This action would require a three-fifths vote of each house of the legislature, followed by a statewide referendum. Both the Governor and the Attorney General of Alabama have stated their opposition to legalized casino gaming, even though pari-mutuel wagering and limited charitable bingo exist within the state. The legalization of casino gaming in Alabama would have a material adverse effect on the Isle-Biloxi, both because the Mobile metropolitan area is a major market for the Isle-Biloxi and because a substantial portion of the Isle-Biloxi's customers are residents of areas east of Mobile, including Florida and Georgia, and pass through the Mobile area when traveling to Biloxi.

  Expansion of Louisiana Gaming Activities and Possible Relocation of Existing
Licenses.   Current Louisiana law limits to 15 the number of riverboat casino licenses that may be granted. Four licenses have been allocated to the Shreveport/Bossier City market (including the license allocated to the Isle-Bossier City) and four licenses have been allocated to the Lake Charles market (including the two licenses allocated to the Isle-Lake Charles); the Shreveport/Bossier City market is comprised of two parishes. Under current Louisiana law, up to six licenses may be granted to riverboats operating from any one parish. There can be no assurance that future Louisiana legislation (or any judicial determination) will not increase the total number of authorized riverboat casino licenses or the number of licenses permitted in any parish. In addition, even without a change in Louisiana law increasing the number of authorized riverboat casino licenses, existing licenses may be relocated to other markets within Louisiana. Management believes that the relative success of gaming operations in the Shreveport/Bossier City and Lake Charles markets, as compared to other Louisiana markets, may increase the possibility that existing licenses may be awarded in or relocated to these markets, especially in the event other local parishes do not permit riverboat gaming to continue in such parishes. See "--Option Referendum Regarding Continuation of Legalized Gaming in Louisiana." However, the relocation of existing licenses to another parish or of riverboats within the same parish may be restricted by a constitutional amendment to be submitted to a vote in Louisiana on September 21, 1996, which seeks to require, among other things, a local parish-wide election to approve, by a majority of those voting on the matter, the licensing of any additional riverboats in a parish with existing licensed riverboats or relocating any operating riverboat to a different berth in the same parish.

  Limitation on New Gaming Venues. The Company intends to continue to pursue potential gaming opportunities in states and other jurisdictions that have not yet legalized gaming. The availability of new gaming opportunities is largely dependent on the legalization of gaming in new jurisdictions; however, gaming is prohibited throughout most of the United States and the recent trend toward legalization has slowed and may continue to do so. There can be no assurance that legislation to legalize gaming will be enacted or that gaming will be permitted in any other states. No assurance can be given that attractive opportunities to develop new operations will be available to the Company. Nevertheless, due to the severe competition for potential new gaming opportunities it is often necessary to commit resources before there can be any assurance that gaming will be legalized at all or on terms that will enable the Company to benefit from its activities and investments. Accordingly, the Company may need to make investments which do not ultimately yield a gaming opportunity.

  Need to Renew Licenses and Adverse Changes in Laws and Regulations. The Company must obtain a gaming license for each location at which it operates a casino facility. Generally, such licenses are for a fixed term and are subject to renewal periodically. Licenses in Mississippi are issued for a two-year terms and new licenses must be obtained at the end of such terms. Licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. The Company and each of its officers, directors, managers and principal stockholders are subject to strict scrutiny and approval by the gaming regulatory bodies of each jurisdiction in which the Company conducts or seeks to conduct gaming operations. The issuance of a gaming license is considered a privilege, not a right, and gaming licenses are subject to suspension, limitation or revocation if regulatory requirements are not met. In addition to licenses from state gaming regulatory agencies, casino operations also typically require various local governmental approvals and riverboats require Federal and state environmental approvals and approvals relating to operations in navigable waters. The Company's license to operate the Isle-Bossier City will expire in December 1998; the Company's license to operate the Isle-Biloxi will expire in April 1998; the Company's license to operate the Isle-Vicksburg will expire in February 1997; and the Company's licenses to operate the two riverboats constituting the Isle-Lake Charles will expire in March 1999 and May 2001. The loss or suspension of any present or future gaming license held by the Company, the failure to obtain a gaming license from any state in which the Company plans to open a gaming facility in the future, or the failure to obtain a new license or the renewal of any license would have a material adverse effect on the Company's business. In some circumstances, the loss of a license in one jurisdiction may trigger the loss of a license or affect eligibility for a license in another jurisdiction.

  Recent Changes in Louisiana Regulatory Structure. In May 1996, the regulatory oversight of riverboat gaming was transferred to the Louisiana Gaming Control Board (the "Gaming Board"). The Gaming Board oversees all licensing matters for riverboat casinos, the land-based casino in New Orleans, video poker, and certain aspects of Indian gaming. The Gaming Board will be composed of nine voting members appointed by the governor, five of whom have been appointed. The Gaming Board held its first meeting on July 10, 1996, at which it adopted a set of emergency rules conferring certain authority to the Chairman. On July 12, 1996, the Gaming Board (acting through the Chairman) issued all necessary approvals to operate the Grand Palais and formally authorized the commencement of gaming on the Grand Palais. Pursuant to that approval, the Grand Palais opened on July 12, 1996.

  Effect on Holders of Common Stock.   State gaming authorities, including those
in Mississippi and Louisiana, typically have discretionary authority to require a holder of common stock to file an application, to be investigated and to be found suitable as an owner or landlord of a gaming establishment. The gaming laws and regulations of other jurisdictions in which the Company may seek or obtain licenses may also contain restrictions on the ability of a person or group to acquire or hold such securities or may require regulatory approval. In addition, the federal Merchant Marine Act of 1936 and the federal Shipping Act of 1916 and applicable regulations thereunder contain provisions designed to prevent persons who are not citizens of the United States, as defined therein, from holding in the aggregate more than 25% of the outstanding shares of Common Stock. While individual holders of Common Stock beneficially owning an interest of less than 5% in a licensee will generally not be required to be investigated and found suitable, these gaming authorities retain the discretion to require an investigation and a finding of suitability for any reason. Each holder of Common Stock will be deemed to have agreed (to the extent permitted by law) that if the relevant gaming authorities determine that the holder or beneficial owner of such securities must be found suitable under applicable law, and if such holder or beneficial owner is not found suitable, such holder will, upon the request of the Company, dispose of such holder's securities within 30 days after receipt of such request or within the time prescribed by the applicable gaming authorities, whichever is earlier. Any holder of Common Stock required to apply for a finding of suitability would be required to pay all investigative fees and costs of the gaming authorities in connection with the investigation.


CONSTRUCTION AND DEVELOPMENT RISKS

  Construction and development projects, such as any future hotel developments or other land-based capital improvement projects that may be undertaken by the Company, either alone or pursuant to a joint venture, entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and geological problems, work stoppages, weather interference and unanticipated cost increases. There can be no assurance that the Company will be able to enter into contracts for the construction of future projects or that such contracts will be on terms favorable to the Company. Moreover, the Company believes that the development of hotel facilities and other capital improvement projects are important to the economic success of its properties. Unexpected development concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled opening of the planned facilities and any other facilities that the Company may seek to develop in the future.

HOTEL BUSINESS AND JOINT VENTURE RISKS

  The Company opened a 367-room hotel facility at the Isle-Biloxi on August 1, 1995. The Company anticipates that additional hotels will need to be developed at its existing gaming facilities in order to remain competitive in those markets. The Company intends to develop additional hotels either alone or with a business partner or partners, such as in the Hotel Joint Venture. The Company has limited experience in hotel development or operations and undertaking such development, if any, will be subject to all of the risks inherent in the establishment of a new enterprise. In addition, numerous permits and approvals are required for the development of hotel projects, and no assurance can be given that such permits and approvals can or will be obtained. Although the Company may enter into management contracts with experienced hotel management companies with respect to any future hotels, there can be no assurance that such contracts will be entered into or entered into on terms favorable to the Company. Moreover, to the extent the Company undertakes to develop hotel facilities at its properties with a business partner or partners, the Company will be exposed to certain risks inherent in joint ventures. The Company has expanded its operations in the past into new venues by entering into joint venture relationships, such as the LRGP and SCGC joint ventures. In any future joint venture arrangement, the Company may not have authority to control or make unilateral decisions with respect to the activities of such joint venture. As a result, any management dispute between the Company and any joint venture partner, or any financial problems of the joint venture partner, may have a material adverse effect on any such joint venture project and, accordingly, on the Company's business.


LOSS OF FACILITIES FROM SERVICE

  The Company's profitability is dependent upon the operations of its riverboat casino and pavilion facilities. A gaming vessel could be lost from service due to casualty, mechanical failure or extended or extraordinary maintenance or inspection. Business activity at any location would also be adversely affected by a flood, hurricane, tornado or other severe weather conditions. Areas along the Gulf of Mexico (the site of the Isle-Biloxi), the Mississippi River (the site of the Isle-Vicksburg), the Red River (the site of the Isle-Bossier City) and the Calcasieu River (the site of the Isle-Lake Charles) are subject to storms and hurricanes and the Company's facilities have been closed from time to time as a result. In addition, each riverboat operated by the Company in Louisiana must hold a Certificate of Documentation and Inspection issued by the U.S. Coast Guard, the loss of which could preclude its use as a riverboat casino. A prolonged or total loss of any gaming vessel would have a material adverse effect on the Company. The Company maintains limited business interruption insurance, but the proceeds therefrom may be insufficient to compensate the Company in the event that one or more of its casinos is lost from service.


EFFECT OF LOCAL ECONOMIC AND WEATHER-RELATED FACTORS

  The Company's results of operations may be adversely affected by local economic and weather-related factors. If the local economy in a market in which the Company operates one or more casinos suffered a downturn, the casino or casinos located within that market could be adversely affected as the disposable income of consumers in that market declined, resulting in a decrease in the number of patrons at the Company's casino or casinos or a decrease in the amount that patrons are willing to wager. In addition, storms or hurricanes that destroy a large amount of personal and real property may result in patrons spending time and money cleaning up and restoring property and less time and money in the Company's casinos.


DEPENDENCE ON KEY PERSONNEL

  The success of the Company is largely dependent upon the efforts and skills of a few key executive officers and the experience of its property managers. The loss of the services of any of such key executive officers or senior-level property managers could have a material adverse effect on the Company. There can be no assurance that the Company would be able to attract and hire suitable replacements in the event of any such loss of services. In this regard, the Company's Chief Operating Officer and Vice President of Marketing and the general manager of the Isle-Vicksburg recently resigned from the Company and have indicated that they intend to seek positions with one of the Company's competitors. The Company does not maintain "key man" life insurance on any of its employees.


DIFFICULTY IN ATTRACTING AND RETAINING QUALIFIED EMPLOYEES

  The operation of the Company's business requires qualified executives, managers and skilled employees with gaming industry experience. The Company believes that a shortage of skilled labor exists in the gaming industry which will make it increasingly difficult and expensive to attract and retain qualified employees. Increasing competition in the Company's markets is expected to lead to higher costs in order to retain and attract qualified employees. In addition, to the extent the Company enters new markets, the Company may incur higher labor costs to attract qualified employees from gaming facilities existing in those markets. While the Company believes that it will be able to attract and retain qualified employees, there can be no assurance that the Company will be able to do so.

POTENTIAL NEED FOR ADDITIONAL FINANCING

  The Company believes that it will have sufficient funds to finance its anticipated capital expenditure requirements. However, the Company is exploring, and will continue to explore, multiple projects or larger-scale development activities, either at its existing locations or in new markets, that may require additional debt or equity financing. The lack of sufficient financing on acceptable terms to further renovate or expand existing projects may put such properties or projects at a substantial competitive disadvantage with their competitors. There can be no assurance that such financing will be available given the highly leveraged position of the Company or, if available, that it would be available on terms satisfactory to the Company.


TAXATION

  The Company believes that the prospect of significant additional revenue is one of the primary reasons that jurisdictions have legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes; such taxes and fees are subject to increase at any time and are not within the control of the Company. Any material increase in these taxes or fees could have a material adverse effect on the Company.


                                USE OF PROCEEDS

  The Company will not receive any of the proceeds of the sale of the Shares offered hereby.


                              PLAN OF DISTRIBUTION

  The Selling Stockholders have advised the Company that they may from time to time offer and sell the Shares on the Nasdaq National Stock Market or otherwise at market prices then prevailing or at prices and upon terms then obtainable. Sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 or otherwise.

  The Company will pay all expenses incurred in connection with the registration of the Crown Casino Shares (including fees and expenses of the Company's legal counsel). Crown Casino shall pay all expenses incurred in connection with the registration of the Crown Casino Warrant Shares (including fees and expenses of Crown Casino's legal counsel). The DeBartolo Warrantholders shall pay all expenses incurred in connection with the registration of the DeBartolo Warrant Shares (including fees and expenses of the DeBartolo Warrantholders' legal counsel). All expenses for the sale of the Shares, including brokerage commissions and transfer taxes as well as fees and disbursements of legal counsel for Selling Stockholders shall be borne by the Selling Stockholders.

                              SELLING STOCKHOLDERS

The table below sets forth the name of the Selling Stockholders, the number and percentage of shares of Common Stock beneficially owned by the Selling Stockholders prior to the Offering, the maximum number of shares of Common Stock offered hereby by the Selling Stockholders and the number and percentage of shares of Common Stock to be held by the Selling Stockholders after the Offering, assuming that the Selling Stockholders exercise their warrants in full and elect to sell all shares owned by them that are being offered in the Offering.


                             Prior to the Offering          Maximum        After the Offering
                             ---------------------         Number of       ------------------
                                                          Shares to be
                             Number of       Percentage   Sold in the    Number of      Percentage
        Name              Shares Owned(1)    of Class(2)    Offering    Shares Owned    of Class(1)
        ----              ------------       --------       --------    ------------    --------
Crown Casino                  2,683,334         11.24%      2,683,334              0           0%
  Corporation(1)
Lisa Marie                      149,998           .63%        149,998              0           0%
  DeBartolo(1)
Tiffanie Lynne                  150,001           .63%        150,001              0           0%
  DeBartolo(1)
Nicole Ann                      150,001           .63%        150,001              0           0%
  DeBartolo(1)
Marie Denise
  DeBartolo York(1)             202,500           .85%        202,500              0           0%
Estate of
  William D. Moses(1)           225,000           .94%        225,000              0           0%
Jack Lambert(1)                  22,500           .09%         22,500              0           0%

- ---------------
(1) Calculation of number of shares of Common Stock owned includes unissued warrant shares.
(2)  Includes 3,079,980 shares of Common Stock issued pursuant the Rights
Offering.

                          DESCRIPTION OF CAPITAL STOCK

  The following summarizes certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Company's By-Laws (the "By-Laws"). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation and the By-Laws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and the By-Laws are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.


GENERAL

  The Certificate of Incorporation authorizes the issuance of 45,000,000 shares of Common Stock, 3,000,000 shares of Class B Common Stock, $.01 par value (the "Class B Common Stock"), and 2,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of July 11, 1996, 20,800,157 shares of Common Stock were issued and outstanding and no shares of Class B Common Stock or Preferred Stock were issued or outstanding. As of June 28, 1996, all issued and outstanding shares of Common Stock are, and upon consummation of the Offering the shares of Common Stock offered hereby will be, fully paid and non-assessable.


COMMON STOCK

  The rights and privileges of the holders of the Common Stock are subject to the preferential rights and privileges of the holders of any Class B Common Stock or Preferred Stock outstanding.

  Dividend Rights. Holders of shares of Common Stock are entitled to a pro rata share of any dividends declared on the Common Stock by the Board of Directors from funds legally available therefor. The Company has never paid a dividend and does not anticipate paying one in the near future. See "--Common Stock Market Price Information."

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment in full of liabilities, including the liquidation rights of any outstanding Preferred Stock.

  Voting Rights. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders are not entitled to cumulate votes for the election of directors. Accordingly, the holders of more than 50% of all of the shares outstanding can elect all of the directors. Significant corporate transactions such as amendments to the Certificate of Incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of a majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of the Common Stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

  Redemption, Conversion and Sinking Fund Privileges. There are no redemption, conversion or sinking fund provisions with respect to the Common Stock.

  Preemptive and Other Subscription Rights. There are no preemptive or other subscription rights with respect to the Common Stock.

CLASS B COMMON STOCK AND PREFERRED STOCK

  The Board of Directors is authorized by the Certificate of Incorporation to establish one or more series of Class B Common Stock or one or more series of Preferred Stock and to fix such powers, rights, preferences and limitations of such class or series, which rights and preferences could be superior to those of the existing Common Stock. The Company currently has no plans to issue Class B Common Stock or Preferred Stock.


LIMITATION ON SHARE OWNERSHIP

  The Certificate of Incorporation prohibits any person from becoming the beneficial owner of 5% or more of any class or series of the Company's issued and outstanding capital stock unless such person agrees in writing to (i) provide to the Gaming Authorities (as defined in the Certificate of Incorporation) information regarding such person, (ii) respond to written or oral questions that may be propounded by any Gaming Authority and (iii) consent to the performance of any background investigation that may be required by any Gaming Authority, including without limitation, an investigation of any criminal record of such person. Subject to the rights of the holders of any Class B Common Stock or Preferred Stock then outstanding, the Board of Directors may redeem any shares of capital stock of the Company held by a Disqualified Holder at a price equal to the Fair Market Value of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required. A "Disqualified Holder" means any beneficial owner of shares of capital stock of the Company or any of its subsidiaries, whose holding of shares of capital stock or the Company, when taken together with the holder of shares of capital stock by any other beneficial owner may in the judgment of the Board of Directors, result in (i) the disapproval, modification, or non-renewal of any contract under which the Company or any of its subsidiaries has sole or shared authority to manage any gaming operations, or
(ii) the loss or non-reinstatement of any license or franchise from any governmental agency held by the Company or any of its subsidiaries to conduct any portion of its business, which license or franchise is conditioned upon some or all of the holders of capital stock of the Company meeting certain criteria.


ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTIFICATE OF INCORPORATION AND
BY-LAWS

  The Certificate of Incorporation and By-Laws and Section 203 of the Delaware General Corporation Law ("Delaware GCL") contain certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

  Set forth below is a description of the relevant provisions of Section 203 of the Delaware GCL, the Certificate of Incorporation and the By-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Certificate of Incorporation and By-Laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and to Section 203 of the Delaware GCL.

  Delaware General Corporation Law and Business Combination Provision. Section 203 of the Delaware GCL prohibits certain "business combination" transactions between a publicly held Delaware corporation and any "interested stockholder" for a period of three years after the date on which the latter became an interested stockholder, unless (i) prior to that date either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the Board of Directors, (ii) in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or (iii) the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

  Availability of Shares of Capital Stock for Future Issuance.   The
availability for issue of shares of Class B Common Stock, Preferred Stock and Common Stock by the Company without further action by stockholders (except as may be required by applicable stock exchange or Nasdaq regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company, including by issuing warrants or rights to acquire shares of Class B Common Stock, Preferred Stock or Common Stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company. The Company has no present plans to issue any shares of Class B Common Stock, Preferred Stock or Common Stock other than as offered hereby or as contemplated under the Company's employee benefit plans.

  Vote Required for Certain Matters.   Significant corporate transactions such
as amendments to the Certificate of Incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of the Common Stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.


COMMON STOCK MARKET PRICE INFORMATION

  The following table sets forth, for the periods indicated, (a) the high and low bid quotations for the Company's Common Stock as reported on the Nasdaq Small-Cap Market until May 10, 1993 and (b) the high and low sale prices on the Nasdaq National Market thereafter. The quotations reflect interdealer prices, without retail mark-up or commissions, and may not necessarily represent actual transactions. All prices listed have been adjusted to reflect the Company's three-for-two stock dividend distributed in June 1993 and the Company's three-for-two stock dividend distributed in April 1994.


                                                     HIGH    LOW
                                                   ------  ------
          Fiscal Year Ending April 30, 1994
          First Quarter                            $20.00  $11.00
          Second Quarter                            16.67   11.00
          Third Quarter                             18.33   12.67
          Fourth Quarter                            24.50   17.75

          Fiscal Year Ending April 30, 1995
          First Quarter                            $23.25  $ 9.50
          Second Quarter                            14.25   10.00
          Third Quarter                             11.50    7.25
          Fourth Quarter                            15.38   13.50

          Fiscal Year Ending April 30, 1996
          First Quarter                            $17.50  $13.50
          Second Quarter                            16.00    6.50
          Third Quarter                              8.00    5.13
          Fourth Quarter                             7.88    5.63

          Fiscal Year Ending April 30, 1997
          First Quarter (through August 2, 1996)    $ 9.75  $ 5.75

  For a recent last reported sale price of the Common Stock on the Nasdaq National Market, see the cover page of this Prospectus.

  The Company has never paid any cash dividends with respect to its Common Stock and the current policy of the Board of Directors is to retain earnings to provide for the growth of the Company. In addition, the First Mortgage Note Indenture limits the Company's ability to pay dividends. Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the current and proposed operations of the Company will generate the funds needed to declare a cash dividend or that the Company will have legally available funds to pay dividends. In addition, the Company may fund part of its operations in the future from indebtedness, the terms of which may prohibit or restrict the payment of cash dividends. If a holder of Common Stock is disqualified by applicable regulatory authorities from owning such shares, such holder will not be permitted to receive any dividends with respect to such stock.


                                 LEGAL MATTERS

  The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company and the financial statements of LRGP at April 30, 1996 and 1995 and for each of the three years in the period ended April 30, 1996 appearing in the Company's Annual Report on Form 10-K for the year ended April 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The balance sheets of St. Charles Gaming Company, Inc. as of April 30, 1995 and 1996, the statements of operations, stockholder's equity, and cash flows for the period from June 25, 1993 (acquisition date) to April 30, 1994 and for the years ended April 30, 1995 and 1996 appearing in the registration statement on Form S-3 (File No. 333-7517) and related prospectus of Casino America, Inc. filed with the Securities and Exchange Commission on July 3, 1996 as amended on July 18, 1996 and July 31, 1996, the balance sheets of St. Charles Gaming Company, Inc. as of December 31, 1995, and April 30, 1995, the statements of operations, stockholder's equity, and cash flows for the eight months ended December 31, 1995 and the year ended April 30, 1995, the balance sheet of St. Charles Gaming Company, Inc. as of April 30, 1995 and 1994, and the statements of operations, stockholders' equity, and cash flows for the year ended April 30, 1995 and the period from June 25, 1993 (acquisition date) to April 30, 1994, appearing in Amendment No. 1 to the Company's Current Report on Form 8-K/A dated June 28, 1996, incorporated by reference in this prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The financial statements of St. Charles Gaming Company, Inc. as of June 24, 1993 and for the period from January 18, 1993 (date of inception) through June 24, 1993, appearing in Amendment No. 1 to the Company's Current Report on Form 8-K/A dated June 28, 1996, have been audited by Fred J. Bastie & Associates, P.C., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities And Exchange Commission Registration Fee.....    7,413.79
Printing and Engraving Expenses.........................    5,000.00
Accounting Fees and Expenses............................    5,000.00
Attorneys' Fees and Expenses............................   10,000.00
Transfer Agent's and Registrar's Fees...................    2,000.00
Nasdaq Listing Fees.....................................   17,500.00
Miscellaneous...........................................    3,086.21
                                                          ----------
Total...................................................  $50,000.00
                                                          ==========

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) The Delaware GCL (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified, and authorizes the Registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

  (b) Article 8 of the Certificate of Incorporation of the Registrant provides for indemnification of directors and officers to the fullest extent permitted by law.

  (c) In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) under Section 174 of the Delaware GCL (unlawful payment of dividends) or (4) transactions from which a director derives an improper personal benefit.

ITEM 16.   EXHIBITS

  A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits.


ITEM 17.   UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Biloxi and State of Mississippi on the 6th day of August, 1996.

          CASINO AMERICA, INC.


          By   /s/  Allan B. Solomon
             ---------------------------------------

          Allan B. Solomon
          Executive Vice President, Secretary and
          General Counsel

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints John Gallaway, Rexford Yeisley and Allan B. Solomon and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of August, 1996.

       NAME                       TITLE
       ----                       -----

       /s/  BERNARD GOLDSTEIN     Chairman of the Board, Chief Executive Officer
       ----------------------     and Director
            Bernard Goldstein

       /s/  JOHN A. GALLAWAY      President and Director
       ----------------------
            John A. Gallaway

       /s/  REXFORD YEISLEY       Chief Financial Officer (Principal Financial
       ----------------------     and Accounting Officer)
            Rexford Yeisley

       /s/  ALLAN B. SOLOMON      Executive Vice President, Secretary, General
       ---------------------      Counsel and Director
            Allan B. Solomon

       /s/  ROBERT S. GOLDSTEIN   Director
       ------------------------
            Robert S. Goldstein

       /s/  MARTIN GREENBERG      Director
       ---------------------
            Martin Greenberg

       /s/  EMANUEL CRYSTAL       Director
       -------------------
            Emanuel Crystal

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIAL
  EXHIBIT                                                                                 PAGE
  NUMBER                                  DESCRIPTION                                    NUMBER
  -------  -------------------------------------------------------------------------   ----------
  4.1      Certificate of Incorporation of Casino America, Inc., as amended
           (Incorporated by reference to the Company's Registration Statement on
           Form S-1 filed September 3, 1993, as amended (File No. 33-68434))
  4.2      Bylaws of Casino America, Inc., as amended (Incorporated by reference to the Company's Registration Statement on Form S-1 filed September 3, 1993, as amended (File No. 33-68434))
  4.3      Indenture dated November 1, 1993 between the Company and Shawmut Bank
           Connecticut, National Association, as Trustee (Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
           April 30, 1994 (File No. 0-20538))
  4.4      First Supplemental Indenture dated as of April 29, 1994 between the
           Company and Shawmut Bank Connecticut, National Association, as Trustee
           (Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1994 (File No. 0-20538))
  4.5      Second Supplemental Indenture dated as of March 8, 1995 between the
           Company and Shawmut Bank Connecticut, National Association, as Trustee
           (Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995 (File No. 0-20538))
  4.6      Third Supplemental Indenture dated as of May 8, 1996 between the Company and Fleet National Bank (successor to Shawmut Bank Connecticut, National
           Association) as Trustee (Incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-3 filed June 28, 1996
           (File No. 333-2610))
  4.7      Promissory Note, dated June 9, 1995, made by LRGP in favor of Crown
           Casino Corporation (Incorporated by reference to the Company's Annual
           Report on Form 10-K for the fiscal year ended April 30, 1995 (File No. 0-
           20538))
  4.8      Casino America, Inc. hereby agrees to furnish to the Securities and
           Exchange Commission, upon its request, the instruments defining the rights of holders of long-term debt where the total amount of securities authorized thereunder does not exceed 10% of Casino America, Inc.'s total consolidated assets
  5.1      Opinion of Mayer, Brown & Platt..........................................        *
 23.1      Consent of Ernst & Young LLP.............................................
 23.2      Consent of Coopers & Lybrand L.L.P.......................................
 23.3      Consent of Fred J. Bastie & Associates, P.C..............................
 23.4      Consent of Mayer, Brown & Platt (contained in Exhibit 5.1)...............        *
 24.1      Power of Attorney (contained on the signature page to the initial registration statement)

- --------
   *To be filed by amendment.